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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).


________________________________________________________________________________
1.   Name and Address of Reporting Person*

MAVROMMATIS                           NED
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)


C/O I.D. SYSTEMS, INC.
ONE UNIVERSITY PLAZA
--------------------------------------------------------------------------------
                                    (Street)

HACKENSACK,                           NJ                 07601
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

 I.D. SYSTEMS, INC.                    IDSY
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

DECEMBER 2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

CHIEF FINANCIAL OFFICER
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          12/20/00        P            2,500         A      $2.00    2,500             D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

                            (Print or Type Responses)
                                                                          (Over)

                                                                  SEC 1474(8-92)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================


                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Common
Stock Options       $4.125   - - -    - -  - -  - -   - -    10/18/00 10/18/09 Stock     8,000   (1)      8,000     D        - -
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Common
Stock Options       $4.125   - - -    - -  - -  - -   - -    10/18/01 10/18/09 Stock     8,000   (1)      8,000     D        - -
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Common
Stock Options       $4.125   - - -    - -  - -  - -   - -    10/18/02 10/18/09 Stock     8,000   (1)      8,000     D        - -
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Common
Stock Options       $4.125   - - -    - -  - -  - -   - -    10/18/03 10/18/09 Stock     8,000   (1)      8,000     D        - -
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Common
Stock Options       $4.125   - - -    - -  - -  - -   - -    10/18/04 10/18/09 Stock     8,000   (1)      8,000     D        - -
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Commmon
Stock Options       $7.56    - - -    - -  - -  - -   - -     1/19/01  1/19/10 Stock     4,000   (1)      4,000     D        - -
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Commmon
Stock Options       $7.56    - - -    - -  - -  - -   - -     1/19/02  1/19/10 Stock     4,000   (1)      4,000     D        - -
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Commmon
Stock Options       $7.56    - - -    - -  - -  - -   - -     1/19/03  1/19/10 Stock     4,000   (1)      4,000     D        - -
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Commmon
Stock Options       $7.56    - - -    - -  - -  - -   - -     1/19/04  1/19/10 Stock     4,000   (1)      4,000     D        - -
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Commmon
Stock Options       $7.56    - - -    - -  - -  - -   - -     1/19/05  1/19/10 Stock     4,000   (1)      4,000     D        - -
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Commmon
Stock Options       $3.5625  - - -    - -  - -  - -   - -     6/1/01    6/1/10 Stock    10,000   (1)     10,000     D        - -
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Commmon
Stock Options       $3.5625  - - -    - -  - -  - -   - -     1/2/02    6/1/10 Stock    10,000   (1)     10,000     D        - -
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Commmon
Stock Options       $3.5625  - - -    - -  - -  - -   - -     6/1/03    6/1/10 Stock    10,000   (1)     10,000     D        - -
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Commmon
Stock Options       $3.5625  - - -    - -  - -  - -   - -     6/1/04    6/1/10 Stock    10,000   (1)     10,000     D        - -
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Commmon
Stock Options       $3.5625  - - -    - -  - -  - -   - -     6/1/05    6/1/10 Stock    10,000   (1)     10,000     D        - -
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:  (1) Granted pursuant to Company's 1999 Employee Stock
                               Option Plan.

            /s/ Ned Mavrommatis                                     1/3/01
     -------------------------------------                       -----------
       **Signature of Reporting Person                              Date
             Ned Mavrommatis

*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v)

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

Note: File three copies of this Form, one of which must be manually signed.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

If space provided is insufficient, see Instruction 6 for procedure.